Exhibit 99.2

Report of Voting Results for 2026 Annual Meeting of Shareholders

TORONTO, June 11, 2026 – Thomson Reuters Corporation (“Thomson Reuters”) today announced voting results for its annual meeting of shareholders held in-person on June 10, 2026. The matters set out below are described in greater detail in the management proxy circular dated April 15, 2026. The votes were conducted by ballot.

1.	Election of Directors

14 nominees were elected to the Thomson Reuters Board. Each director elected will continue to hold office until the next annual meeting of shareholders of Thomson Reuters or until the director resigns or a successor is elected or appointed.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld

David Thomson	397,345,940	98.20%	7,289,603	1.80%

Steve Hasker	404,039,870	99.85%	595,673	0.15%

Kirk E. Arnold	403,174,049	99.64%	1,461,494	0.36%

LaVerne Council	404,255,658	99.91%	379,885	0.09%

Michael Friisdahl	393,303,972	97.20%	11,331,571	2.80%

Michael Medline	399,517,591	98.74%	5,118,249	1.26%

Deanna Oppenheimer	402,411,341	99.45%	2,224,202	0.55%

Simon Paris	402,937,759	99.58%	1,697,784	0.42%

Kim M. Rivera	404,307,846	99.92%	327,697	0.08%

Paul Sagan	399,560,798	98.75%	5,074,745	1.25%

Barry Salzberg	402,427,247	99.45%	2,208,296	0.55%

Liz Hilton Segel	404,492,523	99.96%	143,020	0.04%

Peter J. Thomson	393,189,122	97.17%	11,446,421	2.83%

Beth Wilson	404,293,387	99.92%	342,156	0.08%

2.	Appointment of Auditor

PricewaterhouseCoopers LLP was appointed as auditor of Thomson Reuters to hold office until the next annual meeting of shareholders and the directors were authorized to fix their remuneration.

Votes For	% Votes For	Votes Withheld	% Votes Withheld

409,791,120	99.68%	1,310,480	0.32%

© 2026 Thomson Reuters

3.	Advisory Resolution on Executive Compensation

The advisory resolution accepting Thomson Reuters’ approach to executive compensation described in the management proxy circular was approved.

Votes For	% Votes For	Votes Against	% Votes Against

400,669,517	99.02%	3,966,022	0.98%

4.	Shareholder Proposal

The shareholder proposal set out in Appendix B of the management proxy circular was not approved.

Votes For	% Votes For	Votes Against	% Votes Against	Votes Abstained*

14,872,838	3.68%	386,045,665	95.41%	3,717,028

*	An abstention is counted as present for quorum purposes but is not counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal.

© 2026 Thomson Reuters